April 15, 2019

Chaslav Radovich
President and Director
Centaurus Diamond Technologies, Inc.
1000 W. Bonanza Rd.
Las Vegas, Nevada 89106

       Re: Centaurus Diamond Technologies, Inc.
           Form 10-K for Fiscal Year Ended March 31, 2018
           Filed December 4, 2018
           Form 10-Q for Fiscal Quarter Ended December 31, 2018
           Filed February 21, 2019
           File No. 000-53286

Dear Mr. Radovich:

        We issued comments to you on the above captioned filings on March 19, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 29, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
                                                             Mining